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                             October 21, 2021

       Echo Hindle-Yang
       Chief Executive Officer
       Arisz Acquisition Corp.
       199 Water St, 31st Floor
       New York, NY 10038

                                                        Re: Arisz Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
15, 2021
                                                            CIK No. 0001882078

       Dear Ms. Hindle-Yang:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Todd
Schiffman at 202-551-3491 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Finance